EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
December 31, 2023
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of December 31, 2023 and the related Condensed Consolidating Statements of Operations for the year ended December 31, 2023 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	December 31, 2023
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$251,720	$16,753	$127	$—	$268,600
Investment securities at fair value	110,935	—	—	—	110,935
Accounts receivable - trade, net	—	26,442	—	—	26,442
Intercompany receivables	2,854	—	—	(2,854)	—
Inventories	—	91,959	—	—	91,959
Income taxes receivable, net	15,215	—	16,901	(32,116)	—
Other current assets	996	10,289	380	—	11,665
Total current assets	381,720	145,443	17,408	(34,970)	509,601
Property, plant and equipment, net	603	34,365	8,412	—	43,380
Long-term investment securities	46,760	—	—	—	46,760
Investments in real estate ventures	—	—	131,497	—	131,497
Operating lease right-of-use assets	7,071	3,946	—	—	11,017
Investments in consolidated subsidiaries	290,780	—	—	(290,780)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	14,022	62,506	7,801	—	84,329
Total assets	$740,956	$353,771	$165,118	$(325,750)	$934,095
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Current portion of notes payable and long-term debt	$—	$8	$—	$—	$8
Intercompany payables	—	606	2,248	(2,854)	—
Income taxes payable, net	—	32,833	—	(32,116)	717
Current payments due under the Master Settlement Agreement	—	8,812	—	—	8,812
Current operating lease liability	1,694	2,012	—	—	3,706
Other current liabilities	39,590	91,545	545	—	131,680
Total current liabilities	41,284	135,816	2,793	(34,970)	144,923
Notes payable, long-term debt and other obligations, less current portion	1,371,811	—	—	—	1,371,811
Non-current employee benefits	61,258	5,853	—	—	67,111
Deferred income taxes, net	(495)	28,292	30,173	—	57,970
Non-current operating lease liability	5,917	2,260	—	—	8,177
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	2,995	22,634	288	—	25,917
Total liabilities	1,482,770	194,855	33,254	(34,970)	1,675,909
Commitments and contingencies
Total stockholders' (deficiency) equity	(741,814)	158,916	131,864	(290,780)	(741,814)
Total liabilities and stockholders' deficiency	$740,956	$353,771	$165,118	$(325,750)	$934,095

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Year Ended December 31, 2023
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$1,424,268	$1,031	$(1,031)	$1,424,268
Expenses:
Cost of sales	—	965,348	—	—	965,348
Operating, selling, administrative and general expenses	32,748	79,407	962	(1,031)	112,086
Litigation settlement and judgment expense	—	18,799	—	—	18,799
Management fee expense	—	14,063	—	(14,063)	—
Operating (loss) income	(32,748)	346,651	69	14,063	328,035
Other income (expenses):
Interest expense	(106,672)	(1,945)	—	—	(108,617)
Loss on extinguishment of debt	(549)	—	—	—	(549)
Equity in earnings from real estate ventures	—	—	2,202	—	2,202
Equity in earnings from investments	1,262	—	—	—	1,262
Equity in earnings in consolidated subsidiaries	264,841	—	—	(264,841)	—
Management fee income	14,063	—	—	(14,063)	—
Other, net	15,580	10,177	362	—	26,119
Income before provision for income taxes	155,777	354,883	2,633	(264,841)	248,452
Income tax benefit (expense)	27,749	(91,887)	(788)	—	(64,926)
Net income	$183,526	$262,996	$1,845	$(264,841)	$183,526
Comprehensive income	$186,687	$266,497	$1,845	$(268,342)	$186,687